

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Todd Sanders
Chief Executive Officer
Spirits Capital Corporation
100 Bayview Circle, Suite 4100
Newport Beach, CA 92660

      Re: Spirits Capital Corporation
           Amendment No. 3 to
           Draft Offering Statement on Form 1-A
           Submitted April 11, 2023
           CIK No. 0001881767

Dear Todd Sanders:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to DOS on Form 1-A

General

1. Your response to comment 2 that you do not intend to offer tokens or operate as a platform administrator for security tokens is inconsistent with the description of your business on your website, which states that you intend to offer tokens. Please revise your offering statement accordingly.

2. Refer to your responses to comments 1 and 4. We note your disclosure on page 20 that you intend to use a significant portion of the net proceeds of this offering to expand your marketing and advertising for your brand. Please revise to clarify if the alcohol you intend to sell will be sold under your own brand, and, if not, please briefly describe the target audience of your advertising and what you intend to advertise. In addition, please

tell us why you believe that the advertising for your Cask Investment Deeds on your website is consistent with Rule 506(b) of Regulation D, which you have told us is the exemption from registration pursuant to which you are offering and selling the Cask Investment Deeds.

Risk Factors
Risks related to this Offering
There is a risk this Offering may not close, page 13

3.   Please expand your risk factor on page 13 to explain why the offering may be abandoned prior to the initial closing, and clarify what you mean by "initial closing" so that investors understand whether you will return the proceeds to investors should you abandon this offering prior to the "initial closing."

     Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets